Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
World Acceptance Corporation:

We consent to the use of our reports dated May 30, 2008, with respect to the consolidated balance sheets of World Acceptance Corporation and subsidiaries (the Company) as of March 31, 2008 and March 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2008, and the effectiveness of internal control over financial reporting as of March 31, 2008, incorporated herein by reference.

Our report on the consolidated financial statements refers to the fact that the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes¸ effective April 1, 2007, and Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, effective April 1, 2006.

/s/ KPMG LLP

Greenville, South Carolina
August 25, 2008